GALAXY ENTERPRISES INC.

1701 Charles Iam Court

Las Vegas, Nevada 89117

Telephone: 702-491-4702

February 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE: Galaxy Enterprises Inc. (the “Company”)

Request for Withdrawal Pursuant to Rule 477 of Form AW

(File No. 333-258034)

Ladies and Gentleman:

We hereby request withdrawal of the Form AW that we filed on August 10, 2016 (accession number 0001903596-23-000117), which Form AW requested the withdrawal of the Registration Statement on Form S-1/A (File No. 333-258034) submitted to the Securities and Exchange Commission (the “Commission”) on February 7, 2023 (the “Registration Statement”).

We are requesting withdrawal of the Form AW because it erroneously indicated that no securities as described in the Registration Statement were sold and withdrew the Registration Statement in its entirety rather than the specific filing.

Yours truly,

/s/ Gregory Navone

Gregory Navone

President and C.E.O.

Galaxy Enterprises Inc.